Filed pursuant to Rule 424(b)(3)
File No. 333-236574

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 1, 2020, as supplemented by the Prospectus Supplement dated June 4, 2020, the Prospectus Supplement dated August 7, 2020, the Prospectus Supplement dated November 6, 2020, the Prospectus Supplement dated February 5, 2021, the Prospectus Supplement dated August 11, 2021, the Prospectus Supplement dated November 4, 2021 and the Prospectus Supplement dated February 7, 2022)

May 18, 2022

Oxford Lane Capital Corp.

$500,000,000
Common Stock

This prospectus supplement contains information which amends, supplements and modifies certain information contained in the prospectus dated June 1, 2020 (the “Base Prospectus”) as supplemented by the prospectus supplement dated June 4, 2020 (the “June 2020 Prospectus Supplement”), the prospectus supplement dated August 7, 2020 (the “August 2020 Prospectus Supplement”), the prospectus supplement dated November 6, 2020 (the “November 2020 Prospectus Supplement”), the prospectus supplement dated February 5, 2021 (the “February 2021 Prospectus Supplement”), the prospectus supplement dated August 11, 2021 (the “August 2021 Prospectus Supplement”), the prospectus supplement dated November 4, 2021 (the “November 2021 Prospectus Supplement”) and the prospectus supplement dated February 7, 2022 (the “February 2022 Prospectus Supplement,” and, together with the June 2020 Prospectus Supplement, the August 2020 Prospectus Supplement, the November 2020 Prospectus Supplement, the February 2021 Prospectus Supplement, the August 2021 Prospectus Supplement, the November 2021 Prospectus Supplement, this prospectus supplement and the Base Prospectus, the “Prospectus”), which relate to the sale of shares of common stock of Oxford Lane Capital Corp. in an “at-the-market” offering pursuant to an equity distribution agreement dated June 4, 2020, with Ladenburg Thalmann & Co. Inc. Oxford Lane Capital Corp.’s (the “Company”) investment adviser, Oxford Lane Management, LLC (the “Adviser”), has agreed to pay to Ladenburg Thalmann & Co. Inc., if necessary, a supplemental payment per share that will reflect the difference between the public offering price per share and the net proceeds per share received by the Company in this offering such that the net proceeds per share received by the Company (before expenses) are not below the Company’s then current net asset value per share.

You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus and under the “Supplementary Risk Factors” sections in certain prospectus supplements thereto, as well as in our subsequent filings with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the Prospectus, before investing.

The terms “Oxford Lane,” the “Company,” “we,” “us” and “our” generally refer to Oxford Lane Capital Corp.

PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING

From June 4, 2020 to May 17, 2022, we sold a total of 64,517,705 shares of common stock pursuant to the “at-the-market” offering. The total amount of capital raised as a result of these sales of common stock was approximately $440.4 million and net proceeds were approximately $435.2 million, after deducting the sales agent’s commissions and offering expenses.

APRIL 2022 FINANCIAL UPDATE

On May 17, 2022, we announced the following net asset value (“NAV”) estimate as of April 30, 2022.

•	Management’s unaudited estimate of the range of the NAV per share of our common stock as of April 30, 2022 is between $6.42 and $6.52. This estimate is not a comprehensive statement of our financial condition or results for the month ended April 30, 2022. This estimate did not undergo the Company’s typical quarter-end financial closing procedures and was not approved by the Company’s board of directors. We advise you that our NAV per share for the quarter ending June 30, 2022 may differ materially from this estimate, which is given only as of April 30, 2022.

•	As of April 30, 2022, the Company had approximately 148.1 million shares of common stock issued and outstanding.

The fair value of the Company’s portfolio investments may be materially impacted after April 30, 2022 by circumstances and events that are not yet known. To the extent the Company’s portfolio investments are impacted by the effects of the COVID-19 pandemic, or by other factors, including the conflict between Russia and Ukraine and related sanctions taken against Russia in response to the conflict, the Company may experience a material impact on its future net investment income, the fair value of its portfolio investments, its financial condition and the financial condition of its portfolio investments. Investing in our securities involves a number of significant risks. For a discussion of the additional risks applicable to an investment in our securities, please refer to the section titled “Risk Factors” in our prospectus and the note titled “Risks and Uncertainties” in our most recent annual report or semi-annual report, as applicable.

The preliminary financial data included in this prospectus supplement has been prepared by, and is the responsibility of, Oxford Lane Capital Corp.'s management.  PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data.  Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

FOURTH QUARTER FINANCIAL HIGHLIGHTS

•	On May 3, 2022, our Board of Directors declared the following distributions on our common stock:

Month Ending	Record Date	Payment Date	Amount Per Share
July 31, 2022	July 15, 2022	July 29, 2022	$0.075
August 31, 2022	August 17, 2022	August 31, 2022	$0.075
September 30, 2022	September 16, 2022	September 30, 2022	$0.075

•	Net asset value (“NAV”) per share as of March 31, 2022 stood at $6.56, compared with a NAV per share on December 31, 2021 of $6.93.

•	Net investment income (“NII”), calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), was approximately $32.4 million, or $0.24 per share, for the quarter ended March 31, 2022.

•	Our core net investment income (“Core NII”) was approximately $57.9 million, or $0.43 per share, for the quarter ended March 31, 2022.

o	Core NII represents NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our collateralized loan obligation (“CLO”) equity investments. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

o	We emphasize that our taxable income may differ materially from our GAAP NII and/or our Core NII, and that neither GAAP NII nor Core NII should be relied upon as indicators of our taxable income.

•	Total investment income for the quarter ended March 31, 2022 amounted to approximately $55.1 million, which represented a decrease of approximately $2.3 million from the quarter ended December 31, 2021.

o	For the quarter ended March 31, 2022 we recorded investment income from our portfolio as follows:

▪	Approximately $53.7 million from our CLO equity and CLO warehouse investments, and

▪	Approximately $1.3 million from our CLO debt investments and other income.

•	Our total expenses for the quarter ended March 31, 2022 were approximately $22.7 million, compared with total expenses of approximately $22.0 million for the quarter ended December 31, 2021.

•	As of March 31, 2022, the following metrics applied (note that none of these metrics represented a total return to shareholders):

o	The weighted average yield of our CLO debt investments at current cost was 12.5%, down from 13.3% as of December 31, 2021.

o	The weighted average effective yield of our CLO equity investments at current cost was 16.2%, down from 16.3% as of December 31, 2021.

o	The weighted average cash distribution yield of our CLO equity investments at current cost was 29.7%, unchanged from 29.7% as of December 31, 2021.

•	For the quarter ended March 31, 2022, we recorded a net decrease in net assets resulting from operations of approximately $30.2 million, or $(0.22) per share, comprised of:

o	NII of approximately $32.4 million;

o	Net realized losses of approximately $0.9 million; and

o	Net unrealized depreciation of approximately $61.7 million.

•	During the quarter ended March 31, 2022, we made additional investments of approximately $351.8 million, and received approximately $101.8 million from sales and repayments of our CLO investments.

•	For the quarter ended March 31, 2022, we issued a total of approximately 13.0 million shares of common stock pursuant to an “at-the-market” offering. After deducting the sales agent’s commissions and offering expenses, this resulted in net proceeds of approximately $96.3 million. As of March 31, 2022, we had approximately 144.5 million shares of common stock outstanding.

•	On May 3, 2022, our Board of Directors declared the required monthly dividends on our 6.75% Series 2024 Term Preferred Shares (“Series 2024 Term Preferred Shares”), 6.25% Series 2027 Term Preferred Shares (“Series 2027 Term Preferred Shares”), and 6.00% Series 2029 Term Preferred Shares (“Series 2029 Term Preferred Shares”) as follows:

Preferred Shares Type	Per Share Dividend Amount Declared	Record Dates	Payment Dates
Series 2024	$ 0.14062500	June 16, 2022, July 15, 2022, August 17, 2022	June 30, 2022, July 29, 2022, August 31, 2022
Series 2027	$ 0.13020833	June 16, 2022, July 15, 2022, August 17, 2022	June 30, 2022, July 29, 2022, August 31, 2022
Series 2029	$ 0.12500000	June 16, 2022, July 15, 2022, August 17, 2022	June 30, 2022, July 29, 2022, August 31, 2022

In accordance with their terms, each of the Series 2024 Term Preferred Shares, Series 2027 Term Preferred Shares and Series 2029 Term Preferred Shares will pay a monthly dividend at a fixed rate of 6.75%, 6.25% and 6.00%, respectively, of the $25.00 per share liquidation preference, or $1.6875, $1.5625 and $1.5000 per share per year, respectively. This fixed annual dividend rate is subject to adjustment under certain circumstances, but will not, in any case, be lower than 6.75%, 6.25% and 6.00% per year, respectively, for each of the Series 2024 Term Preferred Shares, Series 2027 Term Preferred Shares and Series 2029 Term Preferred Shares.

Supplemental Information Regarding Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for additional applicable cash distributions received, or entitled to be received (if any, in either case), on our CLO equity investments. Oxford Lane’s management uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of Oxford Lane’s financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”).

Furthermore, in order for the Company to continue qualifying as a regulated investment company for tax purposes, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the three months ended March 31, 2022:

	Three Months Ended
	March 31, 2022
		Per Share
	Amount	Amount
GAAP net investment income	$32,411,100	$0.24
CLO equity adjustments	25,441,944	0.19
Core net investment income	$57,853,044	$0.43

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our annual report on Form N-CSR for the fiscal year ended March 31, 2022 (filed with the SEC on May 17, 2022). Any statement contained in such annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such annual report on Form N-CSR.